EXHIBIT 11-1

                          NAC RE CORP. AND SUBSIDIARIES
                    COMPUTATION OF PRIMARY EARNINGS PER SHARE
                (Dollars in thousands, except per share amounts)

Primary Earnings Per Share of Common Stock and Common Stock Equivalents

                                                     Three months ended         Six months ended
                                                          June 30,                  June 30,
                                                 -------------------------  ------------------------
                                                     1997         1996          1997         1996
                                                 ------------  -----------  -----------  -----------

Net income applicable to Common Stock             $    28,582  $    16,414  $    48,436  $    37,186
                                                  ===========  ===========  ===========  ===========

Average number of common shares outstanding        18,375,609   18,913,257   18,403,588   19,061,882

Add:
  Assumed exercise of dilutive stock options (1)      402,065      339,861      330,923      345,618
                                                  -----------  -----------  -----------  -----------
Common stock and common stock equivalents
 outstanding                                       18,777,674   19,253,118   18,734,511   19,407,500
                                                  ===========  ===========  ===========  ===========
Net income per share assuming dilution of common
 stock  equivalents                               $      1.52  $      0.85  $      2.59  $      1.92
                                                  ===========  ===========  ===========  ===========

(1) Computed utilizing the average market price of the Common Stock for the period.

NOTE: The Company's 5.25% convertible subordinated debentures due 2002 are not considered to be common stock equivalents in the calculation of primary earnings per share.